SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D
(Amendment No. 6)
Under the Securities Exchange Act of 1934

Catalyst Paper Corporation

(Name of Issuer)
Common Shares

(Title of Class and Securities)
14888T104

(CUSIP Number of Class of Securities)
Third Avenue Management LLC
Attn: Mr. David Barse
622 Third Avenue, 32nd Floor
New York, NY 10017
(212) 888-2290

(Name, Address and Telephone Number of Person Authorized to
Receive Notices and Communications)

February 10, 2008

(Date of Event which Requires
Filing of this Statement)
  If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this Schedule because of Sections 240.13d-1(e), 240.13d-1(f), or 240.13d-1(g), check the following box: ☐.
* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.
The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.	14888T104	13D

1	NAMES OF REPORTING PERSONS Third Avenue Management LLC I .D. No. 01-0690900

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

n/a

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware

	7	SOLE VOTING POWER

NUMBER OF		70,942,586 shares

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		0 shares

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		76,117,734 shares

WITH	10	SHARED DISPOSITIVE POWER

0 shares

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

76,117,734 shares

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW 11 EXCLUDES CERTAIN SHARES

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11

35.46%

14	TYPE OF REPORTING PERSON

1A
Note: All shares identified above are the Company’s common shares, and the percentage in Row 13 above relates to such common shares.

Explanatory Note
     This Amendment No. 6 amends and supplements the Schedule 13D filed on July 28, 2006 by Third Avenue Management LLC (“TAM”), as amended by Amendment No. 1 to the Schedule 13D filed on August 15, 2006 by TAM, Amendment No. 2 to the Schedule 13D filed on October 27, 2006 by TAM, Amendment No. 3 to the Schedule 13D filed on November 14, 2007 by TAM, Amendment No. 4 to the Schedule 13D filed on December 19, 2007 by TAM and Amendment No. 5 (“Amendment No. 5”) to the Schedule 13D filed on January 9, 2008 by TAM (the “Statement”) relating to the common shares of (“Common Shares”) of Catalyst Paper Corporation, a Canada corporation (the “Company”).
     Unless otherwise indicated, all capitalized terms used herein shall have the meanings given to them in the Statement, and unless amended or supplemented hereby, all information previously filed remains in effect.
Item 4. Purpose of Transaction
Item 4 of the Statement is hereby amended in its entirety to read as follows:
     On February 11, 2008, the Company announced that it had entered into a definitive agreement with a subsidiary of Abitibi Bowater to acquire its Snowflake Arizona recycled newsprint mill for a total consideration of U.S.$161 million in cash. The acquisition is subject to the consent of the U.S. Department of Justice, other customary conditions and completion of a rights offering and is expected to close in the second quarter of 2008. The Company announced that the acquisition will be financed through a combination of debt and equity.
     The Company intends to raise the equity portion of the financing through a rights offering in an amount equal to C$125 million. The rights offering, which is subject to regulatory approval, will be made pursuant to a prospectus to be filed in each of the provinces of Canada and a registration statement to be filed with the U.S. Securities and Exchange Commission. In connection with the rights offering, the Company has entered into an oversubscription agreement with Third Avenue Trust, on behalf of Third Avenue International Value Fund (“TAVIX”), an investment company formed under the Investment Company Act of 1940, as amended, for which TAM serves as investment adviser. Pursuant to the oversubscription agreement, TAVIX will exercise rights to subscribe for up to C$62.5 million of subscription receipts not otherwise subscribed for under the rights offering. As contemplated by the oversubscription agreement, the Company also has entered into a registration rights agreement with Third Avenue Trust, on behalf of TAVIX, pursuant to which TAVIX and certain other holders of Common Shares that are advised by TAM will have registration rights with respect to shares issued upon conversion of the subscription receipts, as described below, for a period of 10 years.
     Under the terms of the rights offering, common shareholders of the Company as of a record date (which date has yet to be determined) will receive rights to subscribe for subscription receipts of the Company. Each subscription receipt will be exchanged automatically for one Common Share without additional consideration on completion of the Snowflake mill acquisition. The subscription price under the rights offering will be a 40% discount to the theoretical ex-rights price based on the five-day volume weighted average price of the Common Shares on the Toronto Stock Exchange (“TSX”) prior to filing the final prospectus. Application will be made to list the rights for trading on the TSX. The rights will be exercisable for at least 21 days following the date of mailing of the final prospectus.
     As previously reported, TAM may, in its capacity as a registered investment adviser to certain investment companies and separately managed accounts, from time to time acquire control or direction over additional Common Shares, sell Common Shares or cease to exercise control or direction over Common Shares.
     Other than the aforementioned transaction, TAM has no present plans or proposals which relate to or would result in any of the actions specified in clause (a) through (j) of Item 4 of Schedule 13D.

Item 5. Interest in Securities of the Issuer
Item 5 of the Statement is hereby amended in its entirety to be replaced by the following:
(a-b) The aggregate number and percentage of Common Shares to which this Schedule 13D relates is 76,117,734 Common Shares, constituting approximately 35.46% of the 214,684,100 Common Shares outstanding as of February 8, 2008.
A. Third Avenue International Value Fund
(a) Amount beneficially owned: 40,080,245 Common Shares.
(b) Percent of class: 18.67%
(c) Number of Common Shares as to which TAM has:
(i) Sole power to vote or direct the vote: 40,080,245
(ii) Shared power to vote or direct the vote: 0
(iii) Sole power to dispose or direct the disposition: 40,080,245
(iv) Shared power to dispose or direct the disposition: 0
B. Third Avenue Management Separately Managed Accounts
(a) Amount beneficially owned: 22,891,792 Common Shares.
(b) Percent of class: 10.66%
(c) Number of Common Shares as to which TAM has:
(i) Sole power to vote or direct the vote: 17,716,644
(ii) Shared power to vote or direct the vote: 0
(iii) Sole power to dispose or direct the disposition: 22,891,792
(iv) Shared power to dispose or direct the disposition: 0
C. Third Avenue Small-Cap Value Fund
(a) Amount beneficially owned: 12,107,879 Common Shares.
(b) Percent of class: 5.64%
(c) Number of Common Shares as to which TAM has:
(i) Sole power to vote or direct the vote: 12,107,879
(ii) Shared power to vote or direct the vote: 0
(iii) Sole power to dispose or direct the disposition: 12,107,879
(iv) Shared power to dispose or direct the disposition: 0
D. Third Avenue Variable Series Trust
(a) Amount beneficially owned: 1,037,818 Common Shares.
(b) Percent of class: 0.48%
(c) Number of Common Shares as to which TAM has:
(i) Sole power to vote or direct the vote: 1,037,818
(ii) Shared power to vote or direct the vote: 0
(iii) Sole power to dispose or direct the disposition: 1,037,818
(iv) Shared power to dispose or direct the disposition: 0
(c) TAM has effected the following transactions in the Common Shares since the filing of Amendment No. 5:

		Amount of	Price per
		Common Shares	Common
Transaction Effected By:	Date of Transaction	Involved	Share	Where and How Effected
Separately managed accounts	1/08/08	135,100	$1.5279	Sold on open market
Separately managed accounts	1/28/08	35,700	$1.5085	Sold on open market
Separately managed accounts	1/28/08	93,300	$1.5420	Sold on open market
Separately managed accounts	1/31/08	644,003	$1.5827	Sold on open market

		Amount of	Price per
		Common Shares	Common
Transaction Effected By:	Date of Transaction	Involved	Share	Where and How Effected
Separately managed accounts	2/01/08	235,100	$1.5834	Sold on open market
Separately managed accounts	2/04/08	216,357	n/a	Closed account
Separately managed accounts	2/04/08	111,300	$1.5255	Sold on open market
(d) No other person is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, such Common Shares other than the funds and accounts identified above.
(e) Not applicable.
Item 7. Material to be Filed as an Exhibit
 Item 7 of the Statement hereby amended and supplemented by the filing of the following exhibits herewith:

Exhibit
No.	Description
1	Company Press Release dated February 11, 2008.

2	Oversubscription Agreement by and between the Company and TAM, on behalf of TAVIX, dated as of February 10, 2008.

3	Registration Rights Agreement between the Company and TAM, on behalf of TAVIX, dated as of February 10, 2008.

 SIGNATURES
  After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.   Dated: February 13, 2008

THIRD AVENUE MANAGEMENT LLC

/s/ W. James Hall Name: W. James Hall
Title: General Counsel